[THE KNOT LETTERHEAD]

July 25, 2008

Via EDGAR Transmission and Facsimile

Mr. H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 13, 2008
Proxy Statement on Schedule 14A
Filed April 29, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2008
Filed May 8, 2008
File No. 000-28271

Dear Mr. Owings:

I am writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings of The Knot, Inc. (the “Company” or “The Knot”), contained in your letter dated July 7, 2008 (the “Letter”) addressed to David Liu, the Company’s Chairman and Chief Executive Officer.

The headings and numbered paragraphs below correspond to the headings and numbered paragraphs in the Letter. For your convenience, the Staff’s comments are set forth in italics in this letter, followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31. 2007

Item 1A. Risk Factors, page 10

We have not independently verified market share and industry data .... page 19

1.
We note the statements that you have not independently verified market share and industry data and your representations that such data have been “obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information.” Please note that you are responsible for the entire content of the Form 10-K and you may not include language that can be interpreted as a disclaimer of the information contained in the filing.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 25, 2008

Response:  The Company notes the Staff’s comment and will delete this language from subsequent filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 30

2.
Please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. For example, you should elaborate on what drives online sponsorship and advertising revenues, besides price increases and the recent addition of WeddingChannel accounts from your acquisition. You should discuss the percentage contributions toward your revenue from your local versus national sales forces. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect your financial position to remain at its current level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

a.	economic or industry-wide factors relevant to your company, and

b.	material opportunities, challenges, and risks in the short and long tern and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:  The Company notes the Staff’s comments and in connection with the above recommendations, the Company intends to enhance management’s discussion and analysis of financial condition and results of operations in future filings by expanding the overview and strategy sections to include the following:

•
More specific information on current initiatives being undertaken by management in support of the Company’s business strategy as outlined in the overview to further monetize its membership base which has generally remained consistent in recent years.

•	Trends in the current market and competitive landscape and steps the Company is taking to address new technologies or changes in its member requirements.

•
Key factors which drive revenue growth including, for example, the general expansion of the market for display internet advertising for national online advertisers or our ability to grow the local vendor base and their average annual spend through new service approaches, as well as through pricing. Please note that in future filings, we will disclose the specific online revenue contribution from national accounts and local vendors.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 25, 2008

•	Management’s current expectations regarding overall revenue growth for the Company at least for the current calendar year.

•
Additional information regarding incremental investments the Company may currently be making in the business and the related impact on the Company’s cost structure and the trend in operating costs from both a near term and longer range perspective.

3.
We note your statement on page 30 that you intend to maintain weddingchannel.com as a separate website and continue to offer WeddingChannel’s services ranging from planning content and interactive tools to shopping and community participation. Please discuss your reasons for this strategic decision. Similarly, please elaborate on your decision to no longer pursue wholesale customers.

Response:  The Company notes the Staff’s comments and in future filings, in addition to the description of the various services offered through the WeddingChannel website, the Company will include the following discussion when referring to the decision to maintain the separate website:

“The decision to retain WeddingChannel.com as a separate brand and a distinct destination from The Knot.com was driven, in part, by the fact that, at the time of acquisition, there was only a 20 percent overlap of unique visitors between the two websites. This low overlap indicated that the WeddingChannel brand was appealing to a different audience. As a result, keeping these two destinations affords the Company the opportunity to reach a larger engaged audience for our advertisers.”

Also, in subsequent filings, where the Company refers to its decision to no longer pursue wholesale customers (which represented less than 5% of the revenue from the sale of wedding supplies in 2006), it will note that the wholesale business was marginally profitable and the Company made the decision to focus solely on the sale of wedding supplies at retail for which margins are significantly higher.

Liquidity and Capital Resources, page 41

4.
Please provide a discussion of cash flows from operating, investing and financing activities for the full three-year period covered by the financial statements. Refer to Instruction 1 to Item 303(a) of Regulation S-K.

Response:  The Company notes the Staff’s comment and will provide a discussion of cash flows from operating, investing and financing activities for the full three-year period covered by the financial statements in subsequent filings.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 25, 2008

Item 8. Consolidated Financial Statements and Schedule, page 44

Note 2. Summary of Significant Accounting Policies. page 51

Revenue Recognition. Page 52

5.
With respect to your registry services, please disclose the nature of the services performed by you in connection with these commission arrangements. Also explain why there is no cost of revenues associated with these revenues. Disclose why it is appropriate to recognize revenues when the product is sold by the retail partner and explain if and how your commission is impacted if a consumer returns the product to your retail partner.

Response:  The Company notes the Staff’s comments and will revise and expand its discussion regarding registry services revenue to include the following:

“Registry services revenue primarily represents commissions from retailers who participate in WeddingChannel’s registry aggregation service which offers couples and their guests the opportunity to view multiple registries in one location and for guests to order gifts off of these registries. Sales orders are fulfilled and shipped by the retail partners, at which point, the related commissions are contractually earned by the Company. Product returns or exchanges do not materially impact the commissions earned by the Company. In accordance with EITF Issue No. 99-19, “Reporting Revenue Gross As A Principal Versus Net As An Agent,” the Company only records net commissions, and not gross revenue and cost of revenue associated with these products, since the Company is not primarily obligated in these transactions, is not subject to inventory risk and amounts earned are determined using a fixed percentage.”

Note 7. Intangible Assets, page 59

6.	Please tell us how you concluded that acquired customer and advertiser relationships have useful lives of 4 to 10 years, as opposed to some shorter period.

Response:  Substantially all of the gross cost carrying amount of customer and advertising relationships at December 31, 2007, amounting to $5.6 million, was recorded in connection with the acquisition of WeddingChannel in September 2006. A major component of WeddingChannel’s business was its registry aggregation system and the relationships it had with participating retailers. The customer relationships with its three major retail partners, all of which initiated in 1999 with current contract renewal terms extending to 2010 and 2011, were valued at $4.9 million. Given WeddingChannel’s long history with these partners, the Company estimated a high probability of ongoing contract renewals, along with continued growth in related commission revenue, resulting in appreciable discounted cash flows from these relationships extending beyond ten years with an average life of ten years, as determined by an independent appraisal firm. It should be noted that the extended life of these customer relationships resulted in higher values assigned to these amortizable intangible assets with a corresponding reduction in purchase price allocated to goodwill.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 25, 2008

National and local advertiser relationships, beyond existing contractual periods at the date of acquisition of WeddingChannel, were valued at approximately $700,000. Endemic advertisers within the wedding industry have fairly high annual renewal rates. Accordingly, the valuation developed by the independent appraisal firm used an estimated average annual attrition rate of 20% of the base of WeddingChannel advertisers remaining at the end of each year, based upon the Company’s prior history with endemic wedding industry advertisers, in determining the future discounted cash flow stream resulting from these relationships. Again, this resulted in cash flows extending beyond the 4-5 year period which was determined to be the average useful life for these relationships.

Item 9A - Controls and Procedures, page 74

Evaluation of Disclosure Controls and Procedures, page 74.

7.
We note your statement that “[a]ny control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met.” In future filings, please state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/fmal/33-8238.htm. Please confirm that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.

Response:  The Company notes the Staff’s comment and will state clearly in subsequent filings that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer have concluded that its disclosure controls and procedures are effective at that reasonable assurance level.

Additionally, the Company hereby confirms that that the conclusions disclosed in this filing would not have changed had this revised disclosure been provided.

Definitive Proxy Statement on Schedule 14A

Executive and Director Compensation, page 8

8.
We note your disclosure on page 9 of the factors that generally go into the compensation committee’s determination of each executive’s base salary and incentive compensation. Please enhance your disclosure to more specifically identify what aspects of individual performance are considered. See Regulation S-K Item 402(b)(2)(vii).

Mr. H. Christopher Owings
Securities and Exchange Commission
July 25, 2008

Response:  The Company notes the Staff’s comment and will provide additional disclosure regarding these matters in subsequent filings.

Annual Incentive Plan, page 9

9.
You have not disclosed the revenue and net income goals that the compensation committee established for awards under the annual incentive plan for 2007. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of these measures would cause competitive harm, please discuss further how difficult it will be for you to achieve these measures. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:  The Company notes the Staff’s comment and will provide additional disclosure regarding historical revenue and net income goals in subsequent proxy statement filings.

Certain Relationships and Related Transactions, page 19

10.
Please include disclosure in this section regarding (1) compensation that Ms. Roney, Mr. Liu’s wife, has received and (2) any other material interest Ms. Roney may have in the company, See Item 404(a) of Regulation S-K and Instruction 1.a.iii thereto. See, e.g., 230.07 of the Interpretive Responses Regarding Particular Situations in the Regulation S-K Compliance and Disclosure Interpretations (July 3, 2008).

Response:  The Company notes the Staff’s comment and will provide additional disclosure regarding these matters in subsequent filings.

Mr. H. Christopher Owings
Securities and Exchange Commission
July 25, 2008

Form 10-Q for the Fiscal Quarter Ended March 31. 2008

Note 4. Fair Value Measurements, page 9

11.
Please tell us and disclose whether any level 1 or level 2 inputs, such as broker quotes or data from secondary market transactions, were considered in estimating the fair value of your investment in auction rate securities as of March 31,2008 and if not, why. Also tell us and disclose how the illiquidity conditions of the current market were taken into consideration in your internal modeling of discounted cash flows, as the objective of fair value measurements in the SFAS 157 model remains the current exchange price for the asset.

Response:  No Level 1 inputs were used to value the Company’s portfolio of student loan auction rate securities as there were no active markets and quoted prices for these securities as of March 31, 2008. With the assistance of the Company’s financial advisor, an estimate for the fair value of these securities using a discounted cash flow model was derived. While the model was based on certain Level 2 inputs such as the current cost of funds for recent student bond issuances and credit quality, the Company determined that Level 3 inputs were the most significant to the overall fair value measurement, particularly estimates of the risk adjusted interest rate, including an illiquidity premium of 170 basis points, and an expected holding period for these securities of five years.

In future filings, the Company will clarify and expand its discussion regarding fair value measurements with respect to the student loan auction rate securities to incorporate the additional information noted above.

* * * * *

The Company hereby acknowledges that:

(i)	it is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Mr. H. Christopher Owings
Securities and Exchange Commission
July 25, 2008

Thank you very much for your prompt review of this letter. Please call me at (212) 219-8555 should you or any other member of the Staff have any questions or additional comments.

Very truly yours,

THE KNOT, INC.

/s/ JEREMY LECHTZIN
Jeremy Lechtzin
Vice President, General Counsel and Secretary

cc:	Alexandra M. Ledbetter (Staff) David Liu (The Knot, Inc.) Richard E. Szefc (The Knot, Inc.) Brian B. Margolis (Wilmer Cutler Pickering Hale & Dorr LLP) Timothy Vitale (Ernst & Young LLP)